

August 12, 2011

Via E-mail
Michael Hume
President and Chief Executive Officer
Blue Water Restaurant Group, Inc.
4021 McGinnis Fry Road
Suite 1436
Suwanee, GA 30024

> **Re:** **Blue Water Restaurant Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 11, 2011**
> **File No. 333-174557**

Dear Mr. Hume:

We have reviewed your responses to the comments in our letter dated August 10, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Exhibit 5.1

1. We note your response to our prior comment two and reissue. Please have counsel revise to opine that the Existing Shares are legally issued, fully paid and non-assessable by removing the words "and upon the effectiveness of the registration and when sold will be" from part (a) of the second to the last sentence in Exhibit 5.1.

2. Please have counsel revise to change "I" to "we" throughout the opinion as Pocket Counsel, Inc. is providing the opinion. For example, please have counsel revise the first sentence in the second paragraph to state that "we have examined" instead of "I have examined."

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3490 with any questions.

Sincerely,

/s/ Chanda DeLong

Chanda DeLong
Attorney-Advisor

cc: Via E-mail
J. Scott Sitra
Taurus Financial Partners, LLC